Exhibit 12.1

INSMED INCORPORATED

STATEMENT SETTING FORTH THE COMPUTATION

 OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,
($ in thousands)	2013	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before income taxes	$(14,899)	$(41,374)	$(59,664)	$(6,356)	$118,827	$(15,667)
Fixed charges	666	856	104	202	827	1,358
Earnings available for fixed charges	$(14,233)	$(40,518)	$(59,560)	$(6,154)	$119,654	$(14,309)

Fixed charges:
Interest	$643	$763	$10	$109	$781	$1,256
Estimated interest component of rental expense	23	93	94	93	46	102
Total fixed charges	$666	$856	$104	$202	$827	$1,358

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	145X	N/A
Coverage deficiency to attain a ratio of 1:1	$14,899	$41,374	$59,664	$6,356	N/A	$15,667